UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes Limited Announces First Quarter 2018 Results

São Paulo, Brazil – May 14, 2018 – Netshoes (Cayman) Ltd. (NYSE:NETS) (“Netshoes”), Latin America’s leading online retailer of sporting and lifestyle goods, today reported unaudited consolidated financial results for the three-month period ended March 31, 2018. The results are stated in Brazilian Reais (“R$”) and prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

First Quarter 2018 Key Highlights

•	Registered members up 21%, reaching 23 million members

•	Active customers up 20%, reaching 7 million

•	Invoiced orders up 13% to 2.8 million orders, of which 78% were from repeat customers

•	Orders placed from mobile devices up 52%, accounting for 53% of total transactions

•	Total consolidated GMV increased 5%

•	Total B2C GMV increased 10%

•	Marketplace GMV accounted for 12% of total GMV, up 2 percentage points (p.p.) sequentially and 6 p.p. over 1Q-2017

•	Consolidated net sales up 0.8%

•	Adjusted EBITDA was negative R$29 million and net loss was R$60 million

Operating and Financial Metrics Highlights

			Change%
Operating Data	1Q-2017	1Q-2018	YoY	YoY FX Neutral
Registered Members (in thousands)	19,011	23,068	21.3%
Active Customers (in thousands)	5,642	6,760	19.8%
Invoiced Orders by Repeat Customers %	75.7%	78.4%	+2.7p.p.
Invoiced Orders (in thousands)	2,496	2,816	12.8%
Orders Placed from Mobile Device %	39.8%	52.5%	+13.6p.p.
Average Basket Size (in R$)	201.1	195.7	-2.7%	-1.7%
GMV (in millions)	531.2	558.6	5.2%	6.2%
GMV—B2C (in millions)	502.0	551.1	9.8%	10.9%
Marketplace GMV (as % of total GMV)	5.3%	11.5%	+6.2p.p.

			Change%
Financial Data (In R$ Millions)	1Q-2017	1Q-2018	YoY	YoY FX Neutral
Net Sales	396.2	399.3	0.8%	1.9%
Net Sales – Brazil	355.5	360.4	1.4%
Net Sales – International	40.7	38.9	-4.4%	7.0%
Net Sales—B2C	380.6	393.1	3.3%	4.5%
Gross Margin %	32.8%	30.2%	-2.5p.p.
ADJUSTED EBITDA Margin %	0.9%	-7.3%	-8.2p.p.

(1)	For a reconciliation of net sales to GMV, see page 10 below.

Message from the Founder and CEO, Marcio Kumruian:

As previously discussed, in 2018 we will pursue a more moderate growth strategy in our B2C online operation as we prioritize short-term profitability and are still seeing a challenging consumption environment in Brazil which has not yet caught up with a slowly improving macroeconomic climate.

In turn, our B2C online operation grew 10% in 1Q-2018 and we continued the transition to a more profitable mix of sales (GMV). We continue to focus on the development of a high-quality marketplace operation, more than doubling the number of vendors year-over-year, and expanding the assortment of our private label brands in Brazil. A combination of these operations now represents a 25% share of Brazil’s GMV (22% of consolidated GMV) demonstrating the success of our shift in mix strategy to date. Additionally, the increased contribution from higher margin sales continues to more than offset the negative pressure from an unfavorable taxation environment in our core market.

Although the B2B operation still weighed on the Company’s consolidated results in 1Q-2018, we did not record any further charges related to returns or provisions. Also, sales gained traction in recent months as our biggest clients are starting to gradually increase volumes indicating our turn-around strategy is on track for this business.

With respect to our financial operations, we have chosen to take a more conservative approach to the factoring arrangements financing our working capital to more efficiently manage financial expenses. As a result, we recorded a R$170 million use of operating cash. This was an isolated event directly related to the transitory shift in financing strategy. This action also partially explains the Company’s R$18.9 million reduction in interest expense in 1Q-2018 compared to 1Q-2017 together with lower interest rates in Brazil and our lower average debt balance.

We continue to expect improved financial performance as we harvest the benefits of a more agile integrated IT platform, fully implemented since February 2018, and take more aggressive actions on bringing our B2B and international operations back on track to achieving profitability. The development and implementation of this leading edge proprietary technology took us two years of investments of financial and human resources. We expect an extensive contribution to both the customer experience and our ability to more accurately manage the business with a significant increase in trackable metrics. More importantly, we now have the most relevant part of our talented IT team focused on developing new features to increase the efficiency and expanding our ecosystem.

With a focus on reaching near term EBITDA profitability and sustainable long term growth, we continue to make progress against our strategic initiatives. Our team is committed to growing and building this company and I am confident we have the right team in place to do so.

Overview of First Quarter 2018 Results

			Change%
Consolidated P&L (In R$ Millions)	1Q-2017	1Q-2018	YoY	FX Neutral
GMV¹	531.2	558.6	5.2%	6.2%
Net Sales—Brazil	355.5	360.4	1.4%
Net Sales—International	40.7	38.9	(4.4)%	7.0%

Net Sales	396.2	399.3	0.8%	1.9%

Cost of Sales	(266.5)	(278.7)	4.6%

Gross Profit	129.8	120.6	(7.1)%

% Gross Margin	32.8%	30.2%	-2.5p.p.
Operating Expenses, net of D&A expenses	(126.2)	(149.5)	18.5%
% of Sales	(31.8)%	(37.5)%	5.6p.p.
Selling and Marketing Expenses, net of D&A expenses	(100.7)	(108.9)	8.1%
% of Sales	(25.4)%	(27.3)%	1.9p.p.
General and Administrative Expenses, net of D&A expenses	(24.4)	(39.5)	62.3%
% of Sales	(6.1)%	(9.9)%	3.8p.p.
Other Operating Expenses	(1.1)	(1.1)	2.3%
% of Sales	(0.3)%	(0.3)%	0.0p.p.

ADJUSTED EBITDA[2]	3.6	(29.0)	(901.7)%

% of Sales	0.9%	(7.3)%	-8.2p.p.
Certain Other Net Financial Result [3]	(0.5)	(2.3)	335.7%
% of Sales	(0.1)%	(0.6)%	0.4p.p.

EBITDA[2]	3.1	(31.3)	(1113.2)%

% of Sales	0.8%	(7.8)%	-8.6p.p.
Depreciation and Amortization	(8.1)	(15.9)	96.4%
% of Sales	(2.0)%	(4.0)%	1.9p.p.
Net Adjusted Financial Result [3]	(32.7)	(13.2)	(59.7)%
% of Sales	(8.3)%	(3.3)%	-5.0p.p.

Loss Before Income Tax	(37.7)	(60.3)	(60.0)%

% of Sales	(9.5)%	(15.1)%	-5.6p.p.
Current Income Tax	—	—

Net Loss	(37.7)	(60.3)	(60.0)%

% of Sales	(9.5)%	(15.1)%	-5.6p.p.

(1)	For a reconciliation of net sales to GMV, see page 10 below.
(2)	For a reconciliation of EBITDA and Adjusted EBITDA, please see page 11 below.
(3)	For a reconciliation of financial income/expense to Certain Other Net Financial Result and Net Adjusted Financial Result, see page 10 below.

Operating Metrics

The Company’s business is organized into two segments: (1) Brazil, which consists of the B2C ecommerce operations of Netshoes (sporting goods) and Zattini (fashion), and the business-to-business (B2B) operation mainly comprised of supplements sales; and (2) International, which includes Argentina and Mexico B2C ecommerce operations.

Registered members increased 21.3% year-over-year to 23 million in 1Q-2018, while active customers increased 19.8% year-over-year to 6.8 million.

In 1Q-2018, invoiced orders reached 2.8 million, an increase of 12.8% over 1Q-2017. 78.4% of invoiced orders came from repeat customers, which reflects the Company’s rigorous focus on customer satisfaction.

The Company continued migration of consumer purchasing habits to mobile devices, with 52.5% of total orders placed from mobile devices in 1Q-2018, a 13.6 p.p. increase over 1Q-2017.

Total consolidated GMV in 1Q-2018 increased 5.2% year-over-year to R$558.6 million, mainly driven by the 12.8% year-over-year increase in the number of invoiced orders, partially offset by a 2.7% decrease in average basket size and by the lower B2B sales.

GMV from the B2C operation grew 10.9% year-over-year (on an FX neutral basis) in 1Q-2018. GMV for Netshoes Brazil rose 9.0% year-over-year and Zattini’s GMV increased 29.1% year-over-year.

Marketplace GMV (Netshoes & Zattini in Brazil) amounted to R$64.3 million, reaching 11.5% of consolidated GMV (12.7% of GMV Brazil), an increase of 129.7% or 6.2 p.p. year-over-year. As of March 31, 2018, the Company’s total qualified vendor base was comprised of 818 qualified third-party B2C vendors, an increase of 118.1% year-over-year and an increase of 11.6% over 4Q-2017.

The Company’s private label collection brands and licensing products continue to grow as a proportion of our GMV, reflecting increased sales of the existing portfolio and new licensed products. Sales of products in these categories in 1Q-2018 represented 10.7% of consolidated GMV (11.8% of GMV in Brazil) representing a 1.1 p.p. increase year-over-year and positively contributing to gross margin due to its higher category margin.

Management sees an exciting opportunity to further develop the relevance of Marketplace for Netshoes and Zattini as well as the assortment of private label products as it further evaluates its potential in fashion in 2018.

GMV for the B2B operation amounted to R$7.5 million in 1Q-2018 (1.3% of total Consolidated GMV), a 74.5% decrease from the same period last year as a result of a more conservative sales strategy to build a sustainable off-line distribution network for supplements.

Revenue

Consolidated net sales were R$399.3 million in 1Q-2018, an 0.8% increase year-over-year (+1.9% on an FX neutral basis) and up 4.5% year-over-year on the B2C operation, on an FX neutral basis. This level of growth reflects the Company’s 2018 strategy to prioritize short-term profitability in Brazil and International markets. In 1Q-2018, B2B net sales were 60.2% lower year-over-year.

Net sales for Brazil increased 1.4% year-over-year to R$360.4 million (+4.2% year-over-year on the B2C operation).

Reported net sales for the International operation in 1Q-2018 was R$38.9 million, a 4.4% decrease year-over-year on an as reported basis and up 7.0% year-over-year on an FX neutral basis, mainly supported by growth in Argentina.

Gross Profit

Gross profit in 1Q-2018 was R$120.6 million and represented a 7.1% decrease from 1Q-2017 which included a positive R$10.1 million effect related to VAT tax credits1. In addition, the B2B operation negatively impacted gross profit by R$1.4 million in 1Q-2018 compared to a positive impact of R$3.6 million in 1Q-2017, a R$5.1 million negative impact in the year-over-year comparison.

The gross margin for 1Q-2018 was 30.2%, 2.5 p.p. lower than the 32.8% gross margin in 1Q-2017 and 0.9 p.p. higher than 4Q-2017.

[1]	During the first quarter of 2017, the Company reviewed and changed ICMS tax positions taken on past transactions and recorded ICMS tax credits as a reduction of the cost of product sales.

During the quarter, unfavorable changes in the e-commerce taxation regime in Brazil (in place since 2016) and B2B lower margins (due to the ongoing corrective actions) were more than offset by the continuing higher mix of sales derived from marketplace and private label products, amongst other initiatives to maximize product margin.

Operating Expenses

Operating expenses, net of depreciation and amortization, were R$149.5 million in 1Q-2018, 18.5% higher than 1Q-2017. As a percentage of net sales, operating expenses were 37.5%, compared to 31.8% in 1Q-2017 and were mainly explained by:

Selling and marketing expenses, net of depreciation and amortization, increased 8.1% year-over-year in 1Q-2018 to R$108.9 million, representing 27.3% of net sales versus 25.4% of net sales in 1Q-2017. This increase was mainly attributed to (i) higher marketing investments for the accelerated growth of the marketplace operation, (ii) the new branding campaign, and (iii) an increase in sales commissions expenses related to the higher mix of sales from partner branded stores.

General and administrative expenses, net of depreciation and amortization, were R$39.5 million in 1Q-2018, 62.3% higher in comparison to 1Q-2017, representing 9.9% of net sales, versus 6.1% of net sales in 1Q-2017. The increase was mainly attributable to a positive R$12.9 million effect recorded in 1Q-2017 related to the remeasurement of the Company’s stock option plan.

Adjusted EBITDA & Net Loss

Consolidated Adjusted EBITDA loss was R$29.0 million in 1Q-2018 (-7.3% Adj. EBITDA margin) compared to positive R$3.6 million in 1Q-2017 (0.9% Adj. EBITDA margin). 1Q-2017 Adjusted EBITDA was positively affected by the above mentioned effects totaling R$23.0 million in the Brazilian operation.

Adjusted EBITDA loss for the Brazilian operation in 1Q-2018 was R$18.3 million (-5.1% Adj. EBITDA margin), including R$5.0 million negative impact from the B2B operation. This compares to positive R$14.0 million Adjusted EBITDA (3.9% Adj. EBITDA margin) in 1Q-2017, including R$3.6 million positive contribution from the B2B operation and the already mentioned positive effects amounting to R$23.0 million.

Adjusted EBITDA loss for the International operations in 1Q-2018 was R$7.1 million, a R$1.5 million increase (+2.9 p.p. in Adj. EBITDA margin) when compared to 1Q-2017. Both Mexico and Argentina operations improved year-over-year.

Consolidated net loss was R$60.3 million in 1Q-2018, with negative 15.1% net margin, compared to net loss of R$37.7 million and negative 9.5% net margin in 1Q-2017 that included R$23.0 million positive effect related to the remeasurement of the Company’s stock option plan and ICMS tax (VAT tax) credits on past transactions. During 1Q-2018 the Company reduced interest expense by R$18.9 million compared to 1Q-2017, due to a lower volume of financial factoring arrangements and lower interest rates and average debt balance.

Balance Sheet and Cash Flow

Cash and cash equivalent at March 31, 2018 were R$60.7 million, compared to R$84.6 million at March 31, 2017.

In 1Q-2018, the Company consumed R$260.5 million in net cash flow from operating activities versus R$78.5 million consumed in 1Q-2017, mainly related to a more conservative use of factoring arrangements to more efficiently manage interest payments, negatively impacting operating cash flow by R$169.8 million in 1Q-2018, compared to a positive impact on cash flow of R$5.6 million in 1Q-2017.

Cash used in investing activities amounted to R$28.6 million in 1Q-2018, of which R$27.3 million was capex, mainly related to the development of the Company’s Information Technology infrastructure and regular maintenance capex of the Company’s distribution centers.

Cash used in financing activities amounted to R$45.6 million in 1Q-2018 and was mainly related to principal amortization and interest payments on the Company’s financial debt.

Cash Flow Statement (In R$ Millions)	1Q-2017	1Q-2018
Net loss	(37.7)	(60.3)
Depreciation and amortization	8.1	15.9
Interest expense, net	34.5	16.4
Others	(4.3)	13.6
Adjusted Net Loss	0.6	(14.5)
Trade accounts receivable	66.9	(2.6)
Inventories	(39.0)	(17.6)
Trade accounts payable / Reverse Factoring	(48.4)	(179.9)
Changes in Working Capital	(20.5)	(200.0)
Restricted Cash	3.3	(2.8)
Recoverable taxes	(15.6)	(2.4)
Judicial deposits	(10.8)	(3.0)
Accrued expenses	(37.8)	(26.8)
Others	2.3	(11.1)
Total Changes in Assets and Liabilities	(58.7)	(46.0)

Net Cash Provided by (Used In) Operating Activities	(78.5)	(260.5)

Capex	(13.1)	(27.3)
Interest received on installment sales	10.0	1.0
Restricted cash	0.9	(2.2)

Net Cash Provided by (Used in) Investing Activities	(2.3)	(28.6)

Proceeds / Payment of debt	97.9	(27.9)
Payments of interest	(44.1)	(17.6)

Net Cash Provided by (Used in) Financing Activities	53.8	(45.6)

Effect of exchange rate changes on cash and cash equivalents	0.3	(0.6)

Change in Cash and Cash Equivalents	(26.7)	(335.3)

Cash and cash equivalents, beginning of period	111.3	396.0
Cash and cash equivalents, end of period	84.6	60.7

In 1Q-2018, the Company’s net working capital cycle was 62 days, a 12 day increase over 1Q-2017 cycle mainly attributable to:

Trade accounts receivable cycle decreased by 7 days year-over-year to 18 days in 1Q-2018 mainly due to lower volume of outstanding receivables from the B2B operation. Trade accounts receivable cycle from the B2C operation decreased 1 day year-over-year to 13 days.

Inventory cycle increased 16 days when compared to 1Q-2017 mainly impacted by the corrective actions taken during the second half of 2017 in the B2B business. The inventory cycle from the B2C operation was 115 days in 1Q-2018, 13 days lower when compared to 128 days in 1Q-2017.

Trade accounts payable cycle decreased 3 days to 103 days, reflecting the lower volume of accounts payable from the B2B operation partially offset by a higher volume of reverse-factoring arrangements. Trade accounts payable cycle from the B2C operation increased 7 days to 103 days.

Net Working Capital Cycle (in days)	1Q-2017	1Q-2018
Trade Accounts Receivable	25	18
Inventories	131	147
Trade Accounts Payable / Reverse Factoring	106	103

Cash Conversion Cycle	50	62

In 1Q-2018 the net debt position was R$157.7 million, compared to the net debt of R$352.9 million in 1Q-2017. Total debt was reduced from R$476.5 million to R$257.8 million as a result of (i) the conversion of R$ 84.9 million of convertible notes into equity in April 2017, (ii) the regular debt amortization schedule and (iii) the accelerated amortization of R$65.1 million in 3Q-2017, partially offset by the R$26.7 million FINEP new credit line.

When compared to 4Q-2017 (net cash position of R$144.4 million), net debt increased by R$302.1 million mainly due to the R$270.6 million operating cash used during the quarter, the R$18.6 million used in investing activities and interest payments.

DEBT (In R$ Millions)	1Q-2017	4Q-2017	1Q-2018
Working Capital	277.7	175.0	157.1
Short-term	71.6	68.3	66.1
Long-term	206.1	106.7	91.0
Convertible Notes	84.9	0.0	0.0
Short-term
Long-term	84.9
Debenture	112.8	84.2	74.9
Short-term	38.4	37.7	37.7
Long-term	74.3	46.5	37.2
Other	1.2	26.7	25.9
Short-term	0.9	0.5	0.3
Long-term	0.3	26.2	25.5

TOTAL DEBT (R$)	476.5	286.0	257.8

Short-term (%)	23%	37%	40%
Long-term (%)	77%	63%	60%
(-) Total Cash	(123.6)	(430.4)	(100.1)
Cash and cash equivalents	(84.6)	(396.0)	(60.7)
Restricted cash	(39.1)	(34.4)	(39.5)

NET DEBT (R$)	352.9	(144.4)	157.7

Other News—Subsequent Event

On May 8, 2018, the board of directors approved the increase of the size of the Company’s share option pool from 631,470 to 956,470 of its common shares, which represents 3.0% of the Company’s total equity on a fully diluted basis.

This increase seeks to align the interest of the optionees under the Company’s 2012 share option plan with the interests of its shareholders and their performance with our long-term goals. Awards under the Company’s share option pool will be made at the discretion of its board of directors, which has full authority to establish the terms and conditions of any award consistent with the provisions of the Company’s 2012 share option plan.

1Q-2018 Earnings Conference Call

A conference call with live webcast will be held tomorrow, May 15, 2018 at 8:30 am (Eastern Time).

Investors and other interested participants can access the call by dialing 1-877-883-0383 in the U.S. and 1-412-902-6506 internationally. The passcode for the conference line is 1616436. An archived webcast will be available on our IR website. For more information visit: http://investor.netshoes.com.

About Netshoes

Founded in 2000, Netshoes is the leading sports and lifestyle online retailer in Latin America and one of the largest online retailers in the region, with operations in Brazil, Argentina, and Mexico. Through the websites Netshoes, Zattini and Shoestock, as well as through partner-branded store sites the Company manages, it offers customers a wide selection of products and services for sports, fashion and beauty.

Core to the Company’s success has been a relentless focus on delivering a superior customer experience. As one of the first companies in Latin America to provide online retail offerings, Netshoes benefits from its early mover advantage, which has allowed the Company to capture significant market share and achieve a leadership position in a large and expanding addressable market. For more information, visit: http://investor.netshoes.com

Investor Relations Contact

Otavio Lyra, Investor Relations Officer

São Paulo, Brazil

Phone: +55 11 3028-3528

Email: ir@netshoes.com

http://investor.netshoes.com

Forward-Looking Statements

This press release, prepared by Netshoes (Cayman) Limited (the “Company”), contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. The Company may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Company’s goals and strategies; Company’s future business development; Company’s ability to maintain sufficient working capital, the continued growth of eCommerce in Latin America, the Company’s ability to predict and react to changes in consumer demand or shopping patterns, Company’s ability to retain or increase engagement of consumers, Company’s ability to maintain or grow its net sales or business, general economic and political conditions in the countries where it operates. Further information regarding these and other risks is included in the Company’s filings with the SEC. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update any forward-looking statements, whether as a result of new information or future events or for any other reason.

This press release may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and have not independently verified the accuracy or completeness of the information.

Non-IFRS Financial Measures

The Company presents non-IFRS measures when it believes that the additional information is useful and meaningful to investors. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-IFRS financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This press release includes unaudited non-IFRS financial measures, including GMV, Adjusted Selling and Marketing Expenses, Adjusted General and Administrative Expenses, Net Adjusted Financial Result, Certain Other Net Financial Result, Adjusted Operating Expenses, EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International.

(1): “GMV” is defined as the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees;

(2) “Net Adjusted Financial Result” is defined as the sum of financial income and financial expenses less “Certain Other Net Financial Result“;

(3) “Certain Other Net Financial Result” is defined as the sum of foreign exchange gains/losses, derivative financial instruments gains/losses, bank charges and other financial income/expenses;

(4) “Adjusted EBITDA” is defined as net income/loss, less net financial result, less income tax, less depreciation and amortization expenses;

(5) “Adjusted EBITDA Brazil” or “EBITDA Brazil” is defined as Adjusted EBITDA or EBITDA for our operation in Brazil;

(6) “Adjusted EBITDA International” or “EBITDA International” is defined as Adjusted EBITDA or EBITDA for our operations in Argentina and Mexico;

(7) “EBITDA” is defined as Adjusted EBITDA plus Certain Other Net Financial Result;

(8) “Adjusted EBITDA Margin” or “EBITDA Margin” is defined as Adjusted EBITDA or EBITDA divided by net sales for the relevant period, expressed as a percentage.

The following table shows the reconciliation for GMV, as described above:

GMV—Reconciliation (In R$ Millions)	1Q-2017	1Q-2018
Net sales	396.2	399.3
Add (subtract):
Sales taxes, net	70.0	79.5
Returns	42.2	28.7
Marketplace commission fees	(5.0)	(12.8)
NCard activation commission fees	(0.2)	(0.5)

Sub-Total:	503.2	494.3

GMV from marketplace	28.0	64.3

GMV	531.2	558.6

The following table shows the reconciliation for Net Adjusted Financial Result and Certain Other Net Financial Result as described above:

Net Financial Result Reconciliation (In R$ Millions)	1Q-2017	1Q-2018
Financial Income	5.0	4.6
Financial Expenses	(38.3)	(20.1)

Net Financial Result	(33.2)	(15.5)

Subtract Certain Other Net Financial Result:
Certain Other Financial Income:
Foreign exchange gain	(0.4)	(0.6)
Derivative financial instruments gain	(0.7)	—
Other Financial Income	(0.0)	(0.0)
Certain Other Financial Expenses:
Foreign exchange loss	—	0.4
Derivative financial instruments loss	0.0	0.0
Bank charges	1.6	1.2
Other Financial Expenses	0.1	1.3

Net Adjusted Financial Result	(32.7)	(13.2)

1) Net Financial Result: consists of Interest income/expenses, Imputed interest on installment sales, Imputed interest on credit purchases, Debt issuance costs, Foreign exchange gains/loss, Derivative financial instruments gains/loss, Bank charges and Other financial income/expenses.

The following table shows the reconciliation for EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA margin as described above:

Consolidated EBITDA Reconciliation (In R$ Millions)	1Q-2017	1Q-2018
Net loss	(37.7)	(60.3)
Add (subtract):
(-) Income tax expense	—	—
(-) Net Financial Result	33.2	15.5
(-) Depreciation and Amortization	8.1	15.9

Adjusted EBITDA	3.6	(29.0)

(+) Certain Other Net Financial Result	(0.5)	(2.3)

EBITDA	3.1	(31.3)

Net Sales	396.2	399.3

Adjusted EBITDA Margin %	0.9%	-7.3%

EBITDA Margin %	0.8%	-7.8%

(1)	Consolidated EBITDA includes Corporate/Holding expenses not included in EBITDA Brazil and EBITDA International.

EBITDA Brazil Reconciliation (In R$ Millions)	1Q-2017	1Q-2018
Net loss	(23.5)	(40.5)
Add (subtract):
(-) Income tax expense	—	—
(-) Net Financial Result	30.3	13.2
(-) Depreciation and Amortization	7.2	9.0

Adjusted EBITDA	14.0	(18.3)

(+) Certain Other Net Financial Result	(1.1)	(1.9)

EBITDA	12.9	(20.2)

Net Sales	355.5	360.4

Adjusted EBITDA Margin %	3.9%	-5.1%

EBITDA Margin %	3.6%	-5.6%

EBITDA International Reconciliation (In R$ Millions)	1Q-2017	1Q-2018
Net loss	(11.0)	(9.6)
Add (subtract):
(-) Income tax expense	—	—
(-) Net Financial Result	2.2	2.3
(-) Depreciation and Amortization	0.3	0.2

Adjusted EBITDA	(8.6)	(7.1)

(+) Certain Other Net Financial Result	(0.2)	(0.4)

EBITDA	(8.8)	(7.5)

Net Sales	40.7	38.9

Adjusted EBITDA Margin %	-21.1%	-18.2%

EBITDA Margin %	-21.5%	-19.2%

Certain Definitions:

Registered members

Is the sum of all people that have completed the registration form in all the Company’s websites.

Active customers

Are customers who made purchases online with the Company during the preceding twelve months as of the relevant dates.

Repeat customers

Are the sum of orders placed by customers who have previously purchased from the Company during the preceding twelve months as of the relevant dates.

Invoiced orders

Are the total number of orders invoiced to active customers during the relevant period (online and offline sales)

Orders placed from mobile devices

The sum of total orders placed by active customers through the Company’s mobile site and applications as a percentage of total orders placed by active customers for the relevant period.

Average basket size

Is the sum of invoiced order value in connection with a product sale (online and offline), including shipping fees and taxes, divided by the number of total invoiced orders for the relevant period. Excludes B2B and NCard operations.

Gross merchandise volume (“GMV”)

Is the sum of net sales, returns, GMV from marketplace and net sales taxes. Excludes marketplace and NCard activation commission fees.

Net Working Capital Cycle

Is the sum of the balances of (a) Trade accounts receivable and (b) Inventories, less (c) the balance of Trade accounts payable, plus the balance of (d) Reverse factoring.

Partner-branded stores

All partner-branded online stores that the Company manages.

Foreign Exchange Neutral (“FX Neutral”)

Growth rate shown on constant local currency basis, in order to demonstrate what the results would have been had exchange rates in Mexico and Argentina remained constant during the period comparison.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

As of December 31, 2017 and March 31, 2018

(Reais and Dollars in thousands)

	December 31,	March 31,
Assets	2017	2018	2018
Current assets:	BRL	BRL	USD
Cash and cash equivalents	395,962	60,652	18,248
Restricted cash	19,397	22,161	6,667
Trade accounts receivables, net	113,168	110,166	33,145
Inventories, net	456,632	469,882	141,369
Recoverable taxes	80,047	81,279	24,454
Other current assets	48,352	58,578	17,624

Total current assets	1,113,558	802,718	241,507

Non-current assets:
Restricted cash	15,048	17,291	5,202
Judicial deposits	106,914	109,886	33,060
Recoverable taxes	70,765	71,777	21,595
Other assets	1,950	1,950	587
Due from related parties	12	11	3
Property and equipment, net	73,039	80,198	24,128
Intangible assets, net	115,839	119,787	36,039

Total non-current assets	383,567	400,900	120,614

Total assets	1,497,125	1,203,618	362,121

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

As of December 31, 2017 and March 31, 2018

(Reais and Dollars in thousands)

	December 31,	March 31,
Liabilities and Shareholders’ Equity	2017	2018	2018
Current liabilities:	BRL	BRL	USD
Trade accounts payable	365,835	273,492	82,283
Reverse factoring	148,928	61,126	18,390
Current portion of long-term debt	106,577	104,104	31,321
Taxes and contributions payable	19,875	19,781	5,951
Deferred revenue	3,732	3,733	1,123
Accrued expenses	120,366	94,157	28,328
Other current liabilities	31,017	32,392	9,745

Total current liabilities	796,330	588,785	177,141

Non-current liabilities:
Long-term debt, net of current portion	179,394	153,686	46,238
Provision for labor, civil and tax risks	12,523	13,677	4,115
Deferred revenue	25,502	24,550	7,386
Other non-current liabilities	27	30	9

Total non-current liabilities	217,446	191,943	57,748

Total liabilities	1,013,776	780,728	234,889

Shareholders’ equity:
Share capital	244	244	73
Additional-paid in capital	1,345,507	1,347,688	405,466
Treasury shares	(1,533)	(1,533)	(461)
Accumulated other comprehensive loss	(13,664)	(14,099)	(4,242)
Accumulated losses	(847,125)	(909,198)	(273,541)

Equity attributable to owners of the parent	483,429	423,102	127,295

Equity attributable to non-controlling interests	(80)	(212)	(63)

Total shareholders’ equity	483,349	422,890	127,232

Total liabilities and shareholders’ equity	1,497,125	1,203,618	362,121

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss

For the three months ended March 31, 2017 and 2018

(Reais and Dollars in thousands, except loss per share)

	Three months ended March 31,
	2017	2018	2018
	BRL	BRL	USD
Net Sales	396,228	399,293	120,131
Cost of sales	(266,462)	(278,703)	(83,851)

Gross Profit	129,766	120,590	36,280

Operating expenses:
Selling and marketing expenses	(101,526)	(110,598)	(33,274)
General and administrative expenses	(31,627)	(53,719)	(16,162)
Other operating expenses, net	(1,092)	(1,117)	(336)

Total operating expenses	(134,245)	(165,434)	(49,772)

Operating loss	(4,479)	(44,844)	(13,492)

Financial income	5,029	4,584	1,379
Financial expenses	(38,267)	(20,077)	(6,040)

Loss before income tax	(37,717)	(60,337)	(18,153)

Income tax expense	—	—	—

Net Loss	(37,717)	(60,337)	(18,153)

Net loss attributable to:
Owners of the Parent	(37,508)	(60,219)	(18,118)
Non-controlling interests	(209)	(118)	(35)
Loss per share attributable to owners of the Parent
Basic and diluted	(1.79)	(1.94)	(0.58)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2017 and 2018

(Reais and Dollars in thousands)

	Three months ended March 31,
	2017	2018	2018
	BRL	BRL	USD
Cash flows from operating activities:
Net loss	(37,717)	(60,337)	(18,153)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	4,561	4,681	1,408
Depreciation and amortization	8,091	15,888	4,780
Loss on disposal of property and equipment, and intangible assets	170	276	83
Share-based payment	(11,829)	2,557	769
Provision for contingent liabilities	1,882	1,878	565
Interest expense, net	34,545	16,377	4,927
Provision for inventory losses	704	4,185	1,259
Other	179	4	1
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash	3,287	(2,765)	(832)
Trade accounts receivable	66,907	(2,580)	(776)
Inventories	(38,952)	(17,563)	(5,284)
Recoverable taxes	(15,610)	(2,396)	(721)
Judicial deposits	(10,808)	(2,972)	(894)
Other assets	6,125	(10,208)	(3,070)
Increase (decrease) in:
Derivative financial instruments	(158)	—	—
Trade accounts payable	(38,556)	(92,053)	(27,695)
Reverse factoring	(9,854)	(87,802)	(26,416)
Taxes and contributions payable	(7,992)	81	24
Deferred revenue	(633)	(951)	(286)
Accrued expenses	(37,835)	(26,835)	(8,074)
Share-based payment	(943)	—
Other liabilities	5,911	(3)

Net cash provided by (used in) operating activities	(78,525)	(260,538)	(78,385)

Cash flows from investing activities:
Purchase of property and equipment	(2,164)	(10,544)	(3,172)
Purchase of intangible assets	(10,960)	(16,801)	(5,055)
Interest received on installment sales	10,018	961	289
Restricted cash	855	(2,242)	(675)

Net cash provided by (used in) investing activities	(2,251)	(28,626)	(8,613)

Cash flows from financing activities:
Proceeds from debt	115,764	3,839	1,155
Payments of debt	(17,902)	(31,765)	(9,557)
Payments of interest	(44,077)	(17,628)	(5,304)

Net cash provided by (used in) financing activities	53,785	(45,554)	(13,706)

Effect of exchange rate changes on cash and cash equivalents	251	(592)	(177)

Change in cash and cash equivalents	(26,741)	(335,310)	(100,881)

Cash and cash equivalents, beginning of period	111,304	395,962	119,129
Cash and cash equivalents, end of period	84,563	60,652	18,248

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: May 14, 2018